UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2020

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

 Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTRODUCTORY NOTE

On April 2, 2020, Avino Silver & Gold Mines Ltd., filed a Form 6-K (“Original Filing”) submitting a News Release as Exhibit 99.1. Avino is filing this Amendment No. 1 to the Original Filing to incorporate by reference Exhibit 99.1 submitted therein to its Registration Statement on Form F-3 (File No.: 333-226963), and prospectus supplement contained therein, filed on August 21, 2018 with, and declared effective on September 5, 2018 by, the SEC.

SUBMITTED HEREWITH

Exhibits:

99.1	News Release dated April 2, 2020 *

* Previously submitted.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.
(Registrant)

Date: April 2, 2020	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

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